No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 23, 2016, has decided on changes in its Operating Officers as of April 1, 2016 and its Directors as of June 2016. Those changes in its Directors as of June 2016 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in June 2016 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Exhibit 2:

TOKYO, Japan, February 24, 2016 – Honda Motor Co., Ltd. President & CEO Takahiro Hachigo held a press conference today to explain his future vision and direction for the company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 4, 2016

[Translation]

February 23, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 23, 2016, has decided on changes in its Operating Officers as of April 1, 2016 and its Directors as of June 2016. Those changes in its Directors as of June 2016 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in June 2016 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Particulars

1. Planned Changes in Directors

<As of June 2016>

Changes in Representative Director

Name	New Title	Current Title
Seiji Kuraishi	Executive Vice President, Executive Officer and Representative Director	Managing Officer

Mr. Seiji Kuraishi is to become a Senior Managing Officer in April 1, 2016.

Mr. Seiji Kuraishi is also one of the candidates (along with those mentioned hereafter) to be newly appointed Directors, subject to approval at the General Meeting of Shareholders scheduled to be held in June 2016.

Representative Directors to retire

Name	Current Title
Fumihiko Ike	Chairman and Representative Director

Tetsuo Iwamura	Executive Vice President, Executive Officer and Representative Director

Directors (not including Representative Director) to be newly appointed

Name	New Title	Current Title and background
Takashi Sekiguchi	Managing Officer and Director	Managing Officer

Motoki Ozaki	Director

Director, Member of the Board, Member of the Audit Committee,

NOMURA SECURITIES CO., LTD.;

President and Representative Director, The Kao Foundation for Arts and Sciences;

President, Kigyo Mecenat Kyogikai, Association for Corporate Support

of the Arts;

President, New National Theatre Foundation;

Former Chairman of the Board, Kao Corporation

Kazuhiro Odaka	Operating Officer and Director	Operating Officer

Mr. Motoki Ozaki is a candidate for the outside Director defined under the provision of the Companies Act.

Directors to retire

Name	Current Title
Koichi Fukuo	Senior Managing Officer and Director

Masahiro Yoshida	Managing Officer and Director

Nobuo Kuroyanagi	Director

Mr. Masahiro Yoshida is a candidate to be newly appointed a Corporate Auditor, subject to approval at the General Meeting of Shareholders scheduled to be held in June 2016.

2. Planned changes in Corporate Auditors

<As of June 2016>

Corporate Auditor to be newly appointed

Name	New Title	Current Title
Masahiro Yoshida	Corporate Auditor	Managing Officer and Director

Corporate Auditor to retire

Name	Current Title
Masaya Yamashita	Corporate Auditor

3. Planned changes in Operating Officers

<As of April 1, 2016>

Operating Officers to change titles

Name	New Title	Current Title
Seiji Kuraishi	Senior Managing Officer	Managing Officer

Kohei Takeuchi	Senior Managing Officer	Managing Officer

Michimasa Fujino	Managing Officer	Operating Officer

Operating Officers to be newly appointed

Name	New Title	Current Title
Soichi Yamamoto	Operating Officer	General Manager, Sayama Automobile Plant, Saitama Factory, Automobile Production, Regional Operations(Japan)

Katsushi Inoue	Operating Officer	President and Chief Executive Officer, Honda Cars India Ltd.

Kimiyoshi Teratani	Operating Officer	President, Honda Cars Tokyo Chuo, Inc.

Asako Suzuki	Operating Officer	President, Dongfeng Honda Automobile Co., Ltd.

<As of June 2016>

Officers to retire

Name	Current Title
Tetsuo Iwamura	Executive Vice President and Executive Officer

Sho Minekawa	Senior Managing Officer

Koichi Fukuo	Senior Managing Officer

Takuji Yamada	Senior Managing Officer

Ko Katayama	Managing Officer

Masahiro Yoshida	Managing Officer

Chitoshi Yokota	Managing Officer

Mr. Masahiro Yoshida is a candidate to be newly appointed a Corporate Auditor, subject to approval at the General Meeting of Shareholders scheduled to be held in June 2016.

Mr. Chitoshi Yokota is expected to assume the office of President and Chief Executive Officer of Keihin Corporation as of June 2016.

The original release in Japanese contains biographies of the directors and officers to be appointed.

TOKYO, Japan, February 24, 2016 – Honda Motor Co., Ltd. President & CEO Takahiro Hachigo held a press conference today to explain his future vision and direction for the company.

Speech Summary

When I assumed the presidency, I introduced two themes to be pursued for the creation of a new Honda.

1.	Advancement of the six-region global operation structure

2.	Development of challenging products unique to Honda

The Honda Walking Assist Device, which we began lease sales in Japan, is one example of “challenging products unique to Honda.” We are now preparing to evolve this business in Japan as well as in countries outside of Japan.

For the joy of our customers around the world, Honda wants to continue delivering attractive products unique to Honda through our broad range of businesses including motorcycle, automobile and power products businesses as well as HondaJet and Honda Walking Assist Device business.

At the same time, we recognize a need for a fundamental transformation of business operations especially with our automobile business in order to further strengthen our operational structures. To this end, we began taking some initiatives.

[Direction for our automobile business under the six-region global operation structure]

1)	Regional models and global models

Under our six-region global operation structure, some regional models such as the Pilot in North America and the Brio Series in Asia matured into key products that support automobile business of each respective region.

While at the same time, our global models such as Fit, Civic, Accord, HR-V and CR-V are the mainstream products for Honda’s automobile business.

Civic:

The all-new Civic, which underwent a full model change in North America in November 2015, became the first Honda global model to adopt a new platform and a “downsized” turbo engine [achieving the same level of driving and environmental performance with a smaller displacement engine]. This all-new Civic already is scheduled to be launched in China and other Asian countries and we will consider introduction to the Japanese market.

CR-V and Accord:

The next generation CR-V and Accord also will adopt the new platform and a downsized turbo engine and be introduced as products with further refined design and driving performance.

Through the adoption of the new platform and powertrain, we will renew our global models such as Civic, CR-V and Accord to make them even more attractive products that will support our automobile business.

2)	Model development and organizational changes

Processes that had grown increasingly complex raised some issues such as an increase in man-hours and workload at the spot of automobile development and production. In order to overcome the current situation and further advance our six-region structure of automobile business, we will first change our organization as of April 1, 2016.

We will establish a structure where development teams at the spot can concentrate on creating automobiles and focus on the development of one whole vehicle as one product under a consistent concept. To be more precise, we will add some new positions, including new positions in charge of the area of product development, a new position in charge of conducting evaluations from the standpoint of the entire vehicle consistently for all models and new positions in charge of supervising design creation of Honda and Acura models, respectively, on a global basis. Through these changes, we will realize a development structure that can further highlight the unique characteristics of Honda.

The roles and responsibilities of each area such as production, purchasing, quality, service and sales will be further clarified. At the same time, we will establish a new structure which enables us to make simple and speedy decisions.

3)	Creating attractive products unique to Honda

In order to create products unique to Honda, we will re-emphasize putting strong attention to the “product concept.” At the same time, we will further evolve our design and driving experience, which are a part of Honda DNA.

We will start a project that will further advance and take our unique S-E-D-development system, a consistent flow throughout the areas of sales, production (engineering) and development, to the next level. At the same time, we will introduce a new approach to automobile manufacturing which requires consideration of electrification beyond the concept of a “platform.”

Through these initiatives, we will strive for the creation of attractive automobile products unique to Honda as well as improvement in the profitability of our automobile business and enhancement of our brands.

4)	Strengthening our automobile production system and capability on a global basis

We will strengthen our global automobile production from two directions.

1.	Realizing mutually complementary production by utilizing global models

Europe:

Base for the global supply of the next Civic hatchback to North America and other parts of the world

Japan:

Base for providing flexible support for production/supply of other regions depending on the demand and supply balance in each region

For North America, we began supplying Fit last year. We will begin exporting Accord Hybrid this year. In the future, we will consider producing and exporting Civic and CR-V while carefully monitoring demand in North America so that we can establish a mutually complementary production system between Japan and the U.S.

For Europe, in addition to the Jazz, which we have already been supplying from Japan, the HR-V and CR-V will be supplied from Japan, so that Japan will complement production in Europe, which will focus on production of the next Civic Hatchback.

For Canada, the original plan was to have Canada produce and export CR-V to Europe. However, in order to accommodate high demand for light truck models in North America, the plan was changed to have Canada focus on supplying CR-V for North America and have Japan export CR-V to Europe.

In Japan, with production of the export models mentioned above and strengthening of sales of Japanese models, we will strive to realize a production system with annual capacity at the level of about halfway between 900,000 to 1 million units.

2.	Strengthening production and sales of regional models in each region to accommodate regional needs

North America:

In addition to the Pilot, the all-new Ridgeline, and the next CR-V and Odyssey are scheduled to be launched. In order to accommodate these new model introductions and high demand for light truck products in North America, production of large-size SUVs which have been concentrated at the plant in Alabama will be expanded to another plant. The East Liberty Auto Plant in Ohio will start producing the Acura MDX in 2017 as the second plant to produce light truck models in North America.

China:

Production will be expanded along with the introduction of key new models such as a large-sized SUV which is scheduled to be announced this year under the Honda brand and an all-new Acura compact SUV, etc.

Japan:

The Freed compact minivan is scheduled to undergo a full model change this year.

We will strive to optimize the supply-demand balance on a global basis through the establishment of a structure that enables prompt production and supply of products with high product strengths and profitability.

[Creating new values unique to Honda]

Boosting the introduction of electrification technologies

Motorcycle:

We are planning to introduce the EV-CUB, a mass-production model developed based on the EV-CUB Concept electric motorcycle, to the Japanese market about 2 years from now, and then subsequently in main ASEAN countries, which has been the largest market for the Honda Cub Series.

Building on the Cub model, which have taken deep root in people’s everyday lives, we will strive to popularize the EV and reduce CO2 emissions.

Automobile:

For the further reduction of CO2, in addition to the advancement of downsized turbo engines, we will position plug-in hybrids at the core of electrification in the future and introduce an all-new plug-in hybrid model in North America by 2018. After that, we will make a plug-in hybrid type available for our major models and increase the number of models sequentially.

As for fuel cell vehicles (FCV), we will begin sales in Japan of the Clarity Fuel Cell in March 2016.

The next-generation fuel cell system which is being developed jointly with General Motors, will move on to the next stage that includes production and purchasing, aiming at a product launch around 2020.

With these initiatives, we will strive to make two-thirds of our overall unit sales from plug-in hybrid/hybrid vehicles and zero-emissions vehicles such as, FCVs and battery EVs by around 2030.

Power Products:

We will proactively pursue electrification of lawn mowers and construction machines and enhance the lineup of automated machines that come after the electric robotic lawnmower. In this way, we will contribute to the reduction of CO2 emissions.

Moreover, we are striving to realize a society where we are not only consuming energy but supporting the energy-oriented society with our mobility products. This includes our efforts in the development of a smart hydrogen station and other initiatives to realize a sustainable and smart society.

Through these initiatives, Honda – the world’s largest powertrain manufacturer whose broad range of businesses includes motorcycles, automobiles and power products – will strive to become a company that leads the world’s CO2 reduction efforts.

[Motorsports]

In the FIA Formula One World Championship (F1), where Honda is competing as a power unit supplier, we will work together with McLaren and strive for positive results by making steady progress while building on what we learned in the last season.

[Closing]

Through these measures and initiatives, Honda will strive to create values which makes people’s lives and life styles more enjoyable. What keeps us driving toward this end is “The Power of Dreams.” While always keeping this in mind, all Honda associates will work as one team in our respective areas while demonstrating the power of “Team Honda” to the fullest extent.